PROSPECTUS SUPPLEMENT NO. 5	Registration No. 333-113730
(to prospectus dated June 7, 2004)	Filed Pursuant to Rule 424(b)(7)

$100,000,000

5.00% Convertible Senior Subordinated Debentures due 2023
and
Shares of Common Stock Issuable Upon Conversion of the Debentures

This Prospectus Supplement relates to the resale by holders of the 5.00% Convertible Senior Subordinated Debentures due December 15, 2023 of Fleetwood Enterprises, Inc. (the “Company”) and the shares of common stock issuable upon conversion of the debentures.

This prospectus supplement updates and amends the prospectus dated June 7, 2004, as supplemented by Prospectus Supplement No. 1 dated July 28, 2004, Prospectus Supplement No. 2 dated March 18, 2005, Prospectus Supplement No. 3 dated May 6, 2005 and Prospectus Supplement No. 4 dated August 5, 2005.  This Prospectus Supplement is not complete and must therefore be delivered and read together with the Prospectus and Prospectus Supplements No. 1 through 4.  This Prospectus Supplement may not be delivered or otherwise utilized by selling securityholders except in connection with the Prospectus, including all amendments and supplements thereto.  The terms of the debentures are set forth in the Prospectus.

The table under the caption “Selling Securityholders” beginning on page 64 of the Prospectus is hereby supplemented and amended to update information regarding the beneficial ownership of debentures and underlying common stock for the selling securityholders listed below as of December 9, 2005.  The selling securityholders identified below have indicated to the Company that (i) a portion of the debentures held by Aristeia Trading LLC were sold, and the remainder of such debentures were transferred to its affiliate, Aristeia Partners LP and (ii) a portion of the debentures held by Aristeia International Limited were sold, and in addition, such debentures were inadvertently listed as being held by Aristeia Capital LLC in the Prospectus.  The number of debentures and shares of common stock beneficially owned by the selling securityholders listed below are as follows:

	Aggregate
	Principal
	Amount of	Percentage		Number of		Beneficial Ownership After
	Debentures	of		Shares of	Number of	Offering
	Owned Before	Debentures		Common	Shares of	Number of	Percentage
	Offering and	Outstanding		Stock Held	Common	Shares of	of Shares of
	That May	Before		Before	Stock Offered	Common	Common
Selling Securityholder	Be Sold	Offering		Offering(1)	for Sale(1)	Stock(2)	Stock(2)(3)
Aristeia Trading LLC	0		*	0	0	0		*
Aristeia Partners LP	1,350,000	1.35%		114,795	114,795	0		*
Aristeia Capital LLC	0		*	0	0	0		*
Aristeia International Limited	7,650,000	7.65%		650,510	650,510	0	1.0%

* Less than one percent (1%)

(1) Assumes conversion of all of the holder’s debentures based on the initial conversion price of approximately $11.76 per share of common stock. This is equivalent to a conversion rate of approximately 85.0340 shares per $1,000 principal amount of debentures. This conversion rate is subject to adjustment as described under ‘‘Description of the Debentures-Conversion Rate Adjustments.’’ As a result, the number of shares of common stock issuable upon conversion of the debentures may increase in the future. In addition, the number of shares of common stock listed for each holder does not include fractional shares. Holders will receive a cash payment for any fractional share resulting from conversion of the debentures, as described under ‘‘Description of Debentures-Conversion Rights.’’

(2) Assumes all of the debentures and shares of common stock issuable upon their conversion are sold in the offering, and any shares remaining reflect shares beneficially owned by such holder prior to the offering of debentures and underlying common stock.

(3) Based on 63,535,881 shares outstanding as of December 20, 2005. In calculating this amount, we also treated as outstanding the number of shares of common stock issuable upon conversion of this selling securityholder’s debentures, but we did not assume conversion of any other selling securityholder’s debentures.

Investing in the convertible debentures and our common stock involves risks.  See “Risk Factors” beginning on page 9 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 22, 2005.